

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Chen Guijun, Chief Financial Officer
GC China Turbine Corp.
Guoce Sci. & Tech. Industrial Park, 1 Guoce Road
Miaoshan Economic Development Zone
Jiangxia District, Wuhan 430223
People's Republic of China

> **Re: GC China Turbine Corp**
> **Item 4.01 Form 8-K dated September 21, 2011 as Amended**
> **Filed September 27, 2011**
> **Amendment Filed October 6, 2011**
> **File No. 001-33442**

Dear Mr. Guijun:

In connection with our review of GC China Turbine Corp.'s Form 8-K/A filed October 6, 2011 we have the following additional accounting comments.

Form 8-K dated September 21, 2011 and filed September 27, 2011 as amended on October 6, 2011

Item 4.01

1. We note your response to prior comment 1 and the revised disclosure in your amended Item 4.01 8-K. However, your disclosure does not tell investors the nature of prior-year financial matters referenced in the e-mail, including for example, whether these financial matters relate to transactions that were not timely recorded or not adequately supported; or there were inadequate cut off procedures; or failed controls surrounding a particular function. Please amend your Form 8-K Item 4.01 and expand your disclosure to clearly disclose to the investor the nature of the individual financial matters identified by your auditor in its e-mail and which, if true, may materially impact on your financial statements. Refer to Item 304(a)(1)(v) and 304(b) of Regulation S-K.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter.

If you have any questions, please call Dennis Hult, Reviewing Accountant at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief

cc (via e-mail): Mark C. Lee, Esquire
Greenberg Traurig LLP